SECURITIES AND EXCHANGE COMMISSION

[Release No. IC-30462 ; 812-14148]

The Royal Bank of Scotland plc, et al.; Notice of Application and Temporary Order

April 12, 2013

Agency: Securities and Exchange Commission ("Commission").

Action: Temporary order and notice of application for a permanent order under section 9(c) of

the Investment Company Act of 1940 ("Act").

Summary: Applicants have received a temporary order exempting them from section 9(a) of the

Act, with respect to a guilty plea entered on April 12, 2013, by RBS Securities Japan Limited

(the "Settling Firm") in the U.S. District Court for the District of Connecticut ("District Court")

in connection with a plea agreement between the Settling Firm and the U.S. Department of

Justice ("DOJ"), until the Commission takes final action on an application for a permanent order.

Applicants have also applied for a permanent order.

Applicants: The Royal Bank of Scotland plc ("RBS plc"), Citizens Investment Advisors

("Citizens IA"), a separately identifiable department of RBS Citizens, N.A., and the Settling

Firm (each an "Applicant" and collectively, the "Applicants").[1]

Filing Date: The application was filed on April 12, 2013.

Hearing or Notification of Hearing: An order granting the application will be issued unless the

Commission orders a hearing. Interested persons may request a hearing by writing to the

Commission's Secretary and serving Applicants with a copy of the request, personally or by

mail. Hearing requests should be received by the Commission by 5:30 p.m. on May 7, 2013, and

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[1]   Applicants request that any relief granted pursuant to the application also apply to any existing or future company of which the Settling Firm is or may become an affiliated person within the meaning of section 2(a)(3) of the Act (together with the Applicants, the "Covered Persons") with respect to any activity contemplated by section 9(a) of the Act.

should be accompanied by proof of service on Applicants, in the form of an affidavit, or for lawyers, a certificate of service. Hearing requests should state the nature of the writer's interest, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by writing to the Commission's Secretary.

Addresses: Elizabeth M. Murphy, Secretary, U.S. Securities and Exchange Commission, 100 F Street, NE, Washington, DC 20549-1090. Applicants: RBS plc, RBS, Gogarburn, PO Box 1000, Edinburgh, EH12 1HQ, Scotland; Citizens IA, c/o RBS Citizens, N.A., Mail Stop RC 03-30, One Citizens Plaza, Providence, Rhode Island 02903; Settling Firm, Shin-Marunouchi Center Building, 1-6-2 Marunouchi, Chiyoda-ku, Tokyo 100-0005, Japan.

For Further Information Contact: Bruce R. MacNeil, Senior Counsel, at (202) 551-6817 or Daniele Marchesani, Branch Chief, at (202) 551-6821 (Division of Investment Management, Exemptive Applications Office).

Supplementary Information: The following is a temporary order and a summary of the application. The complete application may be obtained via the Commission's website by searching for the file number, or an applicant using the Company name box, at http://www.sec.gov/search/search.htm or by calling (202) 551-8090.

Applicants' Representations:

     1.   Each Applicant is either a direct or indirect wholly-owned subsidiary of The Royal Bank of Scotland Group plc ("RBSG"). RBSG and RBS plc, a company organized under the laws of Scotland, are international banking and financial services companies that provide a wide range of products and services to companies around the world. Citizens IA, an investment adviser registered under the Investment Advisers Act of 1940, is a separately identifiable department of RBS Citizens, N.A. Citizens IA serves as investment sub-adviser to Aquila Narragansett Tax-Free Income Fund (the "Fund") (such activity, "Fund Service Activities").

The Settling Firm, a company with its principal place of business in Tokyo, Japan, engages in securities business operations, including derivatives trading.

2.   On April 12, 2013, the Fraud Section of the Criminal Division and the Antitrust Division of the DOJ filed a one-count criminal information (the "Information") in the District Court charging one count of wire fraud, in violation of Title 18, United States Code, Section 1343. The Information charges that between approximately 2006 and at least 2010, the Settling Firm engaged in a scheme to defraud counterparties to interest rate derivatives trades executed on its behalf by secretly manipulating benchmark interest rates to which the profitability of those trades was tied. The Information charges that, in furtherance of this scheme, on or about October 5, 2009, the Settling Firm committed wire fraud in violation of Title 18, United States Code, Section 1343 by transmitting, or causing the transmission of, (i) an electronic chat between a derivatives trader employed by the Settling Firm and an RBS plc derivatives trader, (ii) a subsequent submission for the London InterBank Offered Rate for Japanese Yen ("Yen LIBOR") to Thomson Reuters, and (iii) a subsequent publication of a Yen LIBOR rate through international and interstate wires.

3.   Pursuant to a plea agreement (the "Plea Agreement"), attached as exhibit to the application, the Settling Firm entered a plea of guilty (the "Guilty Plea") on April 12, 2013, in the District Court. In the Plea Agreement, the Settling Firm, among other things, agreed to a fine of $50 million. Applicants expect that the District Court will enter a judgment against the Settling Firm that will require remedies that are materially the same as set forth in the Plea Agreement. In addition, RBS plc entered into a deferred prosecution agreement with DOJ (the "Deferred Prosecution Agreement") relating to submissions of the Yen LIBOR and other benchmark interest rates. In the Deferred Prosecution Agreement, RBS plc has agreed to, among other things, (i) continue to provide full cooperation with DOJ and any other law enforcement or

government agency designated by DOJ until the conclusion of all investigations and prosecutions

arising out of the conduct described in the Deferred Prosecution Agreement; (ii) strengthen its

internal controls as required by certain other U.S. and non-U.S. regulatory agencies that have

addressed the misconduct described in the Deferred Prosecution Agreement; and (iii) the

payment of $150 million, which includes amounts incurred by the Settling Firm for criminal

penalties arising from the Judgment. The individuals at the Settling Firm and at any other

Covered Person who were identified by the Settling Firm, RBS plc or any U.S. or non-U.S.

regulatory or enforcement agencies as being responsible for the conduct underlying the Plea

Agreement, including the conduct described in any of the exhibits thereto (the "Conduct"), have

either resigned or have been terminated.[2]

Applicants' Legal Analysis:

1.   Section 9(a)(1) of the Act provides, in pertinent part, that a person may not serve

or act as an investment adviser or depositor of any registered investment company or a principal

underwriter for any registered open-end investment company or registered unit investment trust,

if such person within ten years has been convicted of any felony or misdemeanor arising out of

such person's conduct, as, among other things, a broker or dealer. Section 2(a)(10) of the Act

defines the term "convicted" to include a plea of guilty. Section 9(a)(3) of the Act extends the

prohibitions of section 9(a)(1) to a company any affiliated person of which has been disqualified

under the provisions of section 9(a)(1). Section 2(a)(3) of the Act defines "affiliated person" to

include, among others, any person directly or indirectly controlling, controlled by, or under

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[2]   The Applicants note that a junior level employee of a Covered Person (the "Employee") who was not responsible for the Conduct remains employed by a Covered Person. The Applicants have concluded that the Employee was not responsible for the Conduct and the Employee has not been identified by any U.S. or non-U.S. regulatory or enforcement agencies as being responsible for the Conduct. The Applicants acknowledge that the Commission has not been asked to determine, and has not determined, whether or not the Employee is responsible for the Conduct.

common control with, the other person. Applicants state that the Settling Firm is an affiliated

person of each of the other Applicants within the meaning of section 2(a)(3). Applicants state

that the Guilty Plea would result in a disqualification of each Applicant for ten years under

section 9(a) of the Act because the Settling Firm would become the subject of a conviction

described in 9(a)(1).

2.   Section 9(c) of the Act provides that the Commission shall grant an application

for exemption from the disqualification provisions of section 9(a) if it is established that these

provisions, as applied to Applicants, are unduly or disproportionately severe or that the

Applicants' conduct has been such as not to make it against the public interest or the protection

of investors to grant the exemption. Applicants have filed an application pursuant to section 9(c)

seeking temporary and permanent orders exempting the Applicants and the other Covered

Persons from the disqualification provisions of section 9(a) of the Act.

3.   Applicants believe they meet the standard for exemption specified in section 9(c).

Applicants state that the prohibitions of section 9(a) as applied to them would be unduly and

disproportionately severe and that the conduct of Applicants has been such as not to make it

against the public interest or the protection of investors to grant the exemption from section 9(a).

4.   Applicants assert that the Conduct did not involve any of the Applicants' Fund

Service Activities, and that the Settling Firm does not serve in any of the capacities described in

section 9(a) of the Act. Additionally, Applicants assert that the Conduct did not involve the

Fund or the assets of the Fund. Applicants further assert that (i) none of the current or former

directors, officers or employees of the Applicants (other than certain personnel of the Settling

Firm and RBS plc who were not involved in any of the Applicants' Fund Service Activities) had

any knowledge of, or had any involvement in, the Conduct; (ii) no former employee of the

Settling Firm or of any other Covered Person who previously has been or who subsequently may

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be identified by the Settling Firm, RBS plc or any U.S. or non-U.S. regulatory or enforcement agencies as having been responsible for the Conduct will be an officer, director, or employee of any Applicant or of any other Covered Person; (iii) no employee of the Settling Firm or of any Covered Person who was involved in the Conduct had any, or will not have any future, involvement in the Covered Persons' activities in any capacity described in section 9(a) of the Act; and (iv) because the personnel of the Applicants (other than certain personnel of the Settling Firm and RBS plc who were not involved in any of the Applicants' Fund Service Activities) did not have any involvement in the Conduct, shareholders of the Fund were not affected any differently than if the Fund had received services from any other non-affiliated investment adviser. Applicants have agreed that neither they nor any of the other Covered Persons will employ any of the former employees of the Settling Firm or any other Covered Person who previously have been or who subsequently may be identified by the Settling Firm, RBS plc or any U.S. or non-U.S. regulatory or enforcement agency as having been responsible for the Conduct in any capacity without first making a further application to the Commission pursuant to section 9(c).

5.　　　Applicants further represent that the inability of Citizens IA to continue providing Fund Service Activities would result in potential hardships for both the Fund and its shareholders. Applicants state that they will distribute written materials, including an offer to meet in person to discuss the materials, to the board of trustees of the Fund, including the directors who are not "interested persons," as defined in section 2(a)(19) of the Act, of such Fund, and their independent legal counsel as defined in rule 0-1(a)(6) under the Act, if any, regarding the Guilty Plea, any impact on the Fund, and the application. The Applicants will provide the Fund with all information concerning the Plea Agreement and the application that is

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necessary for the Fund to fulfill its disclosure and other obligations under the federal securities laws.

6. Applicants also state that, if Citizens IA was barred from providing Fund Service Activities to the Fund, the effect on its business and employees would be severe.

7. Applicants state that none of the Applicants has previously applied for an exemptive order under section 9(c) of the Act.

Applicants' Conditions:

Applicants agree that any order granted by the Commission pursuant to the application will be subject to the following conditions:

1. Any temporary exemption granted pursuant to the application shall be without prejudice to, and shall not limit the Commission's rights in any manner with respect to, any Commission investigation of, or administrative proceedings involving or against, Covered Persons, including, without limitation, the consideration by the Commission of a permanent exemption from section 9(a) of the Act requested pursuant to the application or the revocation or removal of any temporary exemptions granted under the Act in connection with the application.

2. Neither the Applicants nor any of the other Covered Persons will employ any of the former employees of the Settling Firm or of any other Covered Person who previously has been or who subsequently may be identified by the Settling Firm, RBS plc or any U.S. or non-U.S. regulatory or enforcement agency as having been responsible for the Conduct, in any capacity, without first making a further application to the Commission pursuant to section 9(c).

Temporary Order:

The Commission has considered the matter and finds that the Applicants have made the necessary showing to justify granting a temporary exemption.

Accordingly

IT IS HEREBY ORDERED, pursuant to section 9(c) of the Act, that the Applicants and the other Covered Persons are granted a temporary exemption from the provisions of section 9(a), effective forthwith, solely with respect to the Guilty Plea, subject to the conditions in the application, until the date the Commission takes final action on their application for a permanent order.

By the Commission.

Elizabeth M. Murphy
Secretary